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05011494

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 28 2005
WASH., D.C. 192

WRITER'S DIRECT LINE

202 682-7296

September 26, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hylsamex, S.A. de C.V.
<u>Commission File Number 82-4252</u>

Dear Sir:

On behalf of Hylsamex,S.A. de C.V., a company organized under the laws of Mexico (File No. 82-4252), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Hylsamex, S.A. de C.V. has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

dlw 9/27

Commission File No: 82-4252

RECEIVED SEP 26 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 192

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Greencore Group plc

2. Name of scheme

The Greencore Group Share Option and Sharesave Schemes

3. Period of return:

From	15.03.05	To	19.09.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,790,458

5. Number of shares issued / allotted under scheme during period:

204,082

6. Balance under scheme not yet issued / allotted at end of period

3,586,376

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 Ordinary Shares of Euro 0.63 each – 21 September 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

198,553,857 shares of which 3,904,716 Ordinary Shares are held as Treasury Shares

Contact for queries

Name	Caroline Bergin

Address	St. Stephen's Green House, Earlsfort Terrace Dublin 2.

Telephone	00 353 1 605 1004